Room 4561

	June 23, 2005

Mr. William C. Ellison
Secretary and General Counsel
MD Technologies Inc.
620 Florida Street, Suite 200
Baton Rouge, Louisiana 70801

Re:	MD Technologies Inc.
	Registration Statement on Form SB-1 filed May 25, 2005
	File No. 333-125243

	Form 10-KSB for the year ended December 31, 2004
	File No. 0-50435

Dear Mr. Ellison:

      This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. No further review of the filings has been or will be made. Please respond to our comments that pertain to the Form 10-KSB within 10 business days of the date of this letter. All persons who are by statute responsible for the adequacy and accuracy of the registration statement and periodic report are urged to be certain that all information required under the Securities Act of 1933 and Securities
Exchange Act of 1934 has been included.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.
Registration Statement on Form SB-1

Signatures

1. While we note that Mr. Eglin has signed the registration statement as both Chief Executive Officer and Chief Financial Officer, Form SB-
1 also requires that the company`s principal accounting officer or controller sign the registration statement. See Instructions for Signatures on Form SB-1. Accordingly, please ensure that your next amendment is revised to indicate who has signed in the capacity of principal accounting officer or controller.

Form 10-KSB for the year ended December 31, 2004

Controls and Procedures

2. It does not appear that you have provided the information required by Item 308(c) of Regulation S-B. Please revise to disclose whether there were any changes in your internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) under the Exchange Act that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

3. Your disclosure states that your disclosure controls and procedures are effective for "timely gathering, analyzing and disclosing the information [you] are required to disclose in [y]our reports." Please refer to the language of Rule 13a-15(e) and revise to address the effectiveness of your disclosure controls and procedures with respect to whether information required to be disclosed is recorded, processed, summarized and reported on a timely basis and whether such information is made known to your officers to allow timely decisions regarding required disclosure.

Signatures

4. As a follow-up to comment 1 above, please note that your Form
10-
KSB must be signed by the company, the principal executive officer, the principal financial officer and the controller or principal accounting officer. See General Instruction C to Form 10-KSB. While we note that Mr. Eglin signed both the Form 10-KSB and the certificates required by Item 601(b)(31) of Regulation S-B as Chief
Executive Officer and Chief Financial Officer, we also note that paragraph (6) of such executed certificates references an officer that appears to be someone other than Mr. Eglin. Accordingly, please tell us who your principal accounting officer or controller is and revise your Form 10-KSB to ensure that such individual has signed in the capacity of principal accounting officer or controller.


*              *              *              *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Daniel Lee at (202) 551-3477 or Sara Kalin at
(202) 551-3454 with any questions. If you need further assistance, you may contact me at (202) 551-3462.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	John Anjier
	Liskow & Lewis
	701 Poydras Street, Suite 5000
	New Orleans, Louisiana 70139
	Telephone: (504) 556-4177
	Facsimile:  (504) 556-4108